ADVENTO, INC.

8 Jiang gang Qu, Ste 402

Hangzhou, China 310000

Tel: 011-86-13083976291

October 6, 2011

Ms. Jessica Dickerson or Mr. Craig Slivka

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Advento, Inc.

       Amendment No. 2 to

       Registration Statement on Form S-1

       Filed September 15, 2011

       File No. 333-174607

Dear Ms. Dickerson or Mr. Slivka,

We received your letter dated September 29, 2011, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 2 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 15, 2011:

General

1. Please file your subscription agreement as Exhibit 99.1

Response:  In response to this comment we filed our subscription agreement as Exhibit 99.1.

Prospectus Cover Page

2. You state that the company’s “business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity” (emphasis added). Please disclose whether the company has any intentions to engage in a merger or acquisition with an unidentified company or companies or other entity.

Response:  In response to this comment we disclosed that the company has no any intentions to engage in a merger or acquisition with an unidentified company or companies or other entity:

The Company is not a Blank Check company and has no any intentions to engage in a merger or acquisition with an unidentified company or companies, or other entity. Mr. Wang, your sole officer and director, has not had any discussions with other entities regarding a possible acquisition or merger with another company or business.

3. Please disclose that your officer will have immediate access to funds invested in this offering and that subscribers have no right to have funds returned.

Response:  In response to this comment we disclosed that our officer will have immediate access to funds invested in this offering and that subscribers have no right to have funds returned:

Any funds received as a part of this offering will be immediately deposited into a separate interest-bearing bank account. This account is under the Control of the Company and only Liang Wei Wang, our Chief Executive Officer, Chief Financial Officer and President, will have immediate access to funds invested in this offering and will have the power to authorize a release of funds from this account. Once you submit a subscription agreement and it is accepted by the Company, you may not revoke or change our subscription and you have no right to have funds returned.

 Risk Factors, page 6

Risks Associated to Our Business, page 6

We are a development stage company and have commenced limited operations . . . , page 6

4. In the penultimate sentence, you state that “it is doubtful that we will generate any operating revenues or ever achieve profitable operations.” Please explain to us why you believe it is doubtful that you will generate operating revenue or achieve profitable operations. Additionally, please explain to us your purpose in commencing the offering contemplated by the registration statement if you do not believe your business operations will be successful.

Response:

In response to this comment we revised this risk factor below. We have included this risk factor to disclose the risk to investors when investing in a development company such as ours. We believe that raising funds through our offering will increase the chances of our commercial success.

We were incorporated on August 4, 2010 and to date have been involved primarily in organizational activities.  We have commenced limited business operations. Accordingly, we have no way to evaluate the likelihood that our business will be successful.  Potential investors should be aware of the difficulties normally encountered by new distribution companies and the high rate of failure of such enterprises.  The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to the ability to generate sufficient cash flow to operate our business, and additional costs and expenses that may exceed current estimates. Prior to shipping shower cabinets, we anticipate that we will incur increased operating expenses without realizing any revenues. We expect to incur significant losses into the foreseeable future. We recognize that if the effectiveness of our business plan is not forthcoming, we will not be able to continue business operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful. Even though we believe that we will start to generate revenue from selling our shower cabinets by the end of 2012, there is no assurance that we ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

We have yet to earn revenue, page 7

5. In the second paragraph, you state that you require a minimum funding of approximately $30,000 to conduct your proposed operations for one year. You also state that expenditures over the next 12 months are expected to exceed the sum of cash on hand and the amount to be raised in this offering. Please revise this risk factor to reconcile the apparent inconsistency in these two statements. In this regard, we note that the company expects proceeds in this offering to equal $100,000, which is more than three times the minimum funding the company expects to require for the next 12 months.

Response:  In response to this comment we revised this risk factor as follows:

We require minimum funding of approximately $30,000 to conduct our proposed operations for a minimum period of one year. If we experience a shortage of funds prior to funding, we may utilize funds from Liang Wei Wang, our sole officer and director, who has informally agreed to advance funds to allow us to pay for professional fees, including fees payable in connection with the filing of this registration statement and operation expenses, however he has no formal commitment, arrangement or legal obligation to advance or loan funds to the company. We will require the funds from this offering to proceed.

Even though we are required to purchase our products in United States Dollars . . . , page 8

6. You describe the purchase of products from your supplier as “overseas purchase transactions.” Please tell us why you consider these transactions to be overseas purchase transactions. In this regard, we note the disclosures in the registration statement indicate that your only office, your planned operations, and your supplier are all in China. There is no indication that you have any operations or that you plan to have any operations in North America or anywhere else outside of China other than to ship your products to customers in North America and Europe.

Response:  In response to this comment we revised this risk factor to delete reference to ”overseas purchase transactions”.

Because we will purchase our products from overseas . . . , page 8

7. You state that you will import your product from China. This statement gives the impression that you plan to conduct operations outside of China. We note that you plan to target customers in North America and Europe, but the disclosures throughout your registration statement do not give any indication that you will be involved in any operations in North America or anywhere else outside of China. Instead, it appears as if you will export your product from China to the locations of your customers. Please revise this risk factor to clarify that your planned operations are in China and that you plan to purchase your products in China and have them shipped to the locations of your customers.

Response:  In response to this comment we revised this risk factor to clarify that our planned operations are in China and that we plan to purchase our products in China and have them shipped to the locations of our customers.

BECAUSE WE WILL EXPORT OUR PRODUCTS FROM CHINA, A DISRUPTION IN THE DELIVERY OF EXPORTED PRODUCTS MAY HAVE A GREATER EFFECT ON US THAN ON OUR COMPETITORS.

We will export our product from China. Because we plan to purchase our products in China and have them shipped to the locations of our customers, we believe that disruptions in shipping deliveries may have a greater effect on us than on competitors who manufacture and/or warehouse products in the destination countries. Deliveries of our products may be disrupted through factors such as:

     (1)  raw material shortages, work stoppages, strikes and political unrest;

     (2)  problems with ocean shipping, including work stoppages and shipping container shortages;

     (3)  increased inspections of import shipments or other factors causing delays in shipments; and

     (4)  economic crises, international disputes and wars.

Most of our competitors warehouse products they import from overseas, which allows them to continue delivering their products for the near term, despite overseas shipping disruptions. If our competitors are able to deliver products when we cannot, our reputation may be damaged and we may lose customers to our competitors.

Because we are small and do not have much capital . . . , page 9

8. In the heading of this risk factor, you state that if you do not make a profit, you “will” suspend or cease operations. However, in the last sentence of this risk factor, you state that if you cannot operate profitably, you “may” suspend or cease operations. Please revise your disclosure to clarify whether you will suspend or cease operations or whether such suspension or cessation of operations is merely a possibility.

Response:  In response to this comment we revised our disclosure to clarify that we will suspend or cease operations.

Risks Associated with this Offering, page 10

We will incur ongoing costs and expenses for SEC reporting and compliance . . . , page 11

9. You state that your business plan allows for the payment of the estimated $8,000 cost of the registration statement to be paid from existing cash on hand. Please revise this statement as your existing cash on hand is not sufficient to cover this estimated cost. In this regard, we note your balance sheet indicates you only have $2,495 in cash.

Response:  In response to this comment we revised this statement to clarify that $7,000 has already been paid to cover for the offering expenses.

We are selling this offering without an underwriter . . . , page 19

10. In the last sentence, you state that you may have to seek alternative financing to implement your business plan unless your president sells all of the shares in this offering. Please amend your registration statement to reconcile this statement with your statement in the last risk factor on page 6 that you may need additional funds if you do not raise minimum funding of $30,000 in this offering. This comment also applies to the last sentence on page 18.

Response:  In response to this comment we amended our registration statement to reconcile this statement with our statement in the last risk factor on page 6:

WE ARE SELLING THIS OFFERING WITHOUT AN UNDERWRITER AND MAY BE UNABLE TO SELL ANY SHARES.

This offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell our shares through our President, who will receive no commissions. There is no guarantee that he will be able to sell any of the shares. Unless he is successful in selling 30% of the shares and we receive $30,000 proceeds from this offering, we may have to seek alternative financing to implement our business plan.

We also amended the last sentence on page 18:

Should the Company fail to raise $30,000 proceeds from this offering, we may have to seek alternative financing to implement our business plan or we would have to completely abort the implementation of your 12-month plan.

Use of Proceeds, page 11

11. Your disclosures indicate that you need to raise a minimum of $30,000 in this offering or you will need to obtain alternative funding. Please disclose how you will distribute the proceeds assuming you raise $30,000 in this offering.

Response:  In response to this comment we disclosed how we will distribute the proceeds assuming we raise $30,000 in this offering:

Gross proceeds	$25,000	$30,000	$50,000	$75,000	$100,000
Legal and professional fees	$10,000	$10,000	$10,000	$10,000	$10,000
Website development	$2,000	$2,500	$3,000	$4,000	$5,000
Establishing an office	$2,000	$2,000	$2,500	$3,000	$4,000
Marketing and advertising	$10,000	$12,000	$15,000	$30,000	$45,000
Hire a sales person	$-	$-	$15,000	$20,000	$25,000
Miscellaneous expenses	$1,000	$3,500	$4,500	$8,000	$11,000

Dilution, page 12

12. Your disclosures indicate that you need to raise a minimum of $30,000 in this offering or you will need to obtain alternative funding. Please disclose the amount of dilution assuming 30% of the shares are sold in this offering.

Response:  In response to this comment we disclosed the amount of dilution assuming 30% of the shares are sold in this offering.

Management’s Discussion and Analysis or Plan of Operation . . . , page 15

Plan of Operation, page 15

13. Please ensure that the estimated costs for each activity you describe on pages 15 through 17 align with the disclosures in the “Use of Proceeds” section on page 11. For example, we note on page 11 that you plan to use $2,000-$4,000 of the offering proceeds to establish an office whereas on page 15, you estimate the cost of establishing an office to be $2,000-$3,000.

Response:  In response to this comment we ensured that the estimated costs for each activity we describe on pages 15 through 17 align with the disclosures in the “Use of Proceeds” section on page 11.

Results of Operations, page 17

From Inception on August 4, 2010 to April 30, 2011, page 17

14. In the first paragraph, you discuss registering a website, signing a contract with Galeon Co. Ltd., and purchasing bath cabinet models. Your other disclosures indicate that these events occurred after April 30, 2011. Please amend your registration statement to discuss these events under an appropriate subheading. Please also disclose how you funded the purchase of bath cabinet models.

Response:  In response to this comment we amended our registration statement to discuss these events under an appropriate subheading.

Liquidity and Capital Resources, page 17

15. In the last paragraph on page 18, you state that if you sell less than all of the shares under this offering, you “would be forced to scale back or abort completely the implementation of [your] 12-month plan of operation.” Other disclosures in the registration statement appear to provide a modified 12-month plan in the event you sell less than all of the shares under this offering. Please disclose the circumstances under which you would have to completely abort the implementation of your 12-month plan.

Response:  In response to this comment we disclosed the circumstances under which we would have to completely abort the implementation of your 12-month plan:

Should the Company fail to raise $30,000 proceeds from this offering, we may have to seek alternative financing to implement our business plan or we would have to completely abort the implementation of your 12-month plan.

Description of Business, page 19

General, page 19

16. In the second sentence, you state that you “are engaged in the distribution of shower cabinets.” Please revise this statement as you are not currently engaged in the distribution of shower cabinets since you have not yet begun operations.

Response:  In response to this comment we revised this statement as follows:

We were incorporated in the State of Nevada on August 4, 2010. We intend to commence operations in the distribution of shower cabinets. Our plan of operations for the next twelve months is complete this offering and to earn revenue from distribution.  To date, we had limited operating activities, have not earned any revenues and have an operational loss of $179 from August 4, 2011 (date of inception) to April 30, 2011. Our principal office address is located at 8 Jiang gang Qu, Ste 402, Hangzhou, China 310000. Our telephone number is 011-86-13083976291.  Our plan of operation is forward-looking and there is no assurance that we will ever reach profitable operations. We are a development stage company and it is likely that we will not be able to achieve profitability and will have to cease operations due to the lack of funding. We need the funds from this offering to carry out our current business plan.

17. At the end of the first paragraph on page 20, you state that all shipments will be 100% insured and that insurance cost will be the customers’ responsibility. Please clarify whether you will make it mandatory for your customers to purchase insurance on their product shipments.

Response:  In response to this comment we revised our disclosure as follows:

We plan to fill placed orders and to supply the products within a period of thirty days (30) days or less following receipt of any written order. We do not intend to offer any credit terms relating to order payments.  Our customers will be asked to pay us 30% in advance and pay the remaining amount before loading the container.  Customers will have two options to pay for products: by wire transfer or by sending a check/money order.  If customer decides to pay by check/money order, then we will apply a certain amount of days before shipping to have the check/money order cleared.  Customers will be responsible to cover the shipping costs.  Since we anticipate having a 30-day period to process/fill orders, we do not plan to purchase inventory in advance, but rather on request basis. We do not intend to store inventory for any period of time. The orders will be shipped to the customers upon customers’ requests. Customers will be responsible for the custom duties, taxes, insurance or any other additional charges that might incur.

18. In the second paragraph on page 20, you state that you will have to sell more than 25% of the shares in this offering or raise additional funding. Other disclosures indicate that you need to sell 30% of the shares in this offering. Please revise your disclosures as appropriate.

Response:  In response to this comment we revised our disclosures as appropriate.

19. In the second paragraph on page 20, you state that you do not have an agreement from Mr. Wang for cash advances. However, your other disclosures indicate that you have an oral non-binding agreement with Mr. Wang for cash advances. Please reconcile these disclosures. Additionally, please file a written description of the oral agreement as an exhibit to the registration statement. Refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:  In response to this comment we reconciled these disclosures. We have filed a written description of oral agreement as an exhibit to this registration statement.

Product, page 20

20. We note your disclosures that you will market and distribute shower cabinets and cabins. Please describe what these products are so that investors will have a clear understanding of your product offerings. Additionally, we note the functions that your high-end customized shower cabins may include. Please describe what these functions are or what they do.

Response:  In response to this comment we describe what shower cabinets are and described the functions that our high-end customized shower cabins may include.

21. In the first paragraph, you state that the shower cabinets are made from internationally recognized equipment. Please disclose what kinds of internationally recognized equipment will be used to make the shower cabinets. Please also describe the international recognition you attribute to the equipment.

Response:  In response to this comment we deleted reference to internationally recognized equipment.

Sales Contract with Our Supplier, page 21

22. Please clarify whether goods will be shipped from your supplier to you before you ship them to your customers or whether goods will be shipped straight from your supplier to your customers. In this regard, we note your statement that you expect to fill placed orders and supply products within 30 days and that you do not anticipate keeping inventory on hand.

Response:  In response to this comment we clarified that goods will be shipped straight from our supplier to our customers.

Sales and Marketing Strategy, page 21

23. We note your statement that you “intend to enter into agreements with numerous contractors and homebuilders.” Please disclose whether you have identified any potential counterparties to these agreements or whether you have entered into any discussions with contractors and homebuilders.

Response:  In response to this comment we disclosed that we have not identified any potential counterparties to these agreements and we have not entered into any discussions with contractors and homebuilders:

We intend to enter into agreements with numerous contractors and homebuilders who can order custom sized shower enclosures and cabins for condominium buildings and individual homes. As of today, we have not identified any potential counterparties to these agreements and we have not entered into any discussions with contractors and homebuilders. We also will offer our product to larger home restoration stores that have a high volume of customer traffic. Our competitive advantage is that we offer a high quality product, with various stylish designs, while maintaining reasonable prices.  Our supplier has a high-level of productivity, updated machinery and stringent quality control system, all of which should earn our product an image of high quality and reliability.

Contract with “Galeon” Co. Ltd., page 22

24. Please ensure that your font and font size are consistent throughout your disclosures.

Response: We have corrected the font and font size throughout the disclosures.

25. We note your reference to shower screen lids. Please include shower screen lids in your discussion of your products on page 20.

Response:  In response to this comment we included shower screen lids in our discussion of our products on page 20:

We intend to market and distribute various types of shower cabinets: simple showers, computerized showers, steam showers and massage showers cabinets.  Shower cabinet, also known as shower cabin, shower room and bath cabin, is a fixed enclosure for the showering area. The main and most important benefit of the shower cabinet is to keep water within the shower area when showering and so keep the bathroom dry. We also intend to distribute shower screen lids, which can be installed to replace broken shower screen lids or can be installed separately without base. They can also be  applied over shower tubes or bathtubs.

26. Please disclose when you expect to consummate the agreement with Galeon. In this regard, we note the statement at the bottom of page 17 in which you state that you currently do not have sufficient funding to start operations and that you need the proceeds from this offering to implement your business plan. Please also disclose whether there are any circumstances under which Galeon may be released from its agreement to purchase shower cabinets and shower screen lids from you.

Response:  In response to this comment we have disclosed that even though we do not have sufficient funding to implement our business plan we can consummate the agreement with Galeon when we receive their order prepayment because we will receive their payment prior to paying our supplier. Galeon may terminate the agreement by giving us 30 days written notice.

Insurance, page 22

27. We note your disclosure regarding the adverse effects of products liability claims you may potentially face. Please include a risk factor in the “Risk Factors” section discussing this risk.

Response:  In response to this comment we have added such risk factor:

WE HAVE NOT PURCHASED ANY INSURANCE WHICH MAY MAKE US EXPOSED TO A LIABILITY ACTION.

We do not maintain any insurance and do not intend to maintain insurance in the future. Because we do not have any insurance, if we are made a party of a products liability action, we may not have sufficient funds to defend the litigation. If that occurs a judgment could be rendered against us that could cause us to cease operations.

Employees; Identification of Significant Employees, page 22

28. You state that you “intend to hire employees on an as needed basis.” Please disclose that you may not have sufficient funding to hire employees as needed.

Response:  In response to this comment we disclose that we may not have sufficient funding to hire employees as needed:

We have no employees other than our sole officer and director, Liang Wei Wang who currently devotes approximately twenty hours per week to company matters. We intend to hire employees on an as needed basis. However, we may not have sufficient funding to hire employees as needed.

Offices, page 22

29. Please disclose whether your current facility is adequate and suitable for your needs at this time.

Response:  In response to this comment we disclosed that our current facility is adequate for our needs at present time.

Directors, Executive Officers, Promoter and Control Persons, page 23

Significant Employees, page 23

30. We note your disclosure that you conduct your business through agreements with consultants and arms-length third parties but that you currently have no formal agreements in place. Please disclose whether you have any informal agreements with such parties. Additionally, please disclose what kinds of agreements you plan to enter into with consultants and third parties. In your disclosure, please be sure to discuss the roles these parties will play in your business.

Response:  In response to this comment we have deleted the statement in question to avoid confusion.

Plan of Distribution, page 25

31. Please disclose more detail regarding the manner in which these securities will be offered and how investors will learn about the offering. For instance, will the responsible individual solicit investors through direct mailings and/or through personal contact, and how will they identify those who might have an interest in purchasing shares? Provide us supplementally with copies of any materials that they intend to use in this regard.

Response:  In response to this comment we disclosed that we intend to offer our securities through personal contact to friends and business associates of our president.

Financial Statements, page 28

32. Please amend your filing to update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response:  In response to this comment we amended our filing to update our financial statements pursuant to Rule 8-08 of Regulation S-X.

Exhibits

33. We remind you that you will need to update Exhibit 23, Consent of Independent Registered Public Accounting Firm, before you go effective.

Response:  In response to this comment we updated Consent of Independent Registered Public Accounting Firm.

This letter responds to all comments contained in your letter dated September 29, 2011.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct any further comments or questions you may have to us, at adventoinc@gmail.com or to the company's legal counsel Mr. David M. Loev, at:

David M. Loev
The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401

Tel: (713) 524-4110
Fax: (713) 524-4122

Thank you.

Sincerely,

/S/ Liang Wei Wang

Liang Wei Wang, President